Exhibit 99.1

MakeMyTrip Announces Investment by Ctrip

MakeMyTrip expects to use the capital to further strengthen its leadership in India’s online travel markets

Gurgaon, India 7 January, 2016 – MakeMyTrip Limited (NASDAQ: MMYT) (“MakeMyTrip” or “Company”), India’s leading online travel company, announced today an agreement under which Ctrip.com International, Ltd. (NASDAQ: CTRP), a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management in China (“Ctrip”), has agreed to make an investment in MakeMyTrip. Upon completion of the transaction, Ctrip will invest US$180 million in MakeMyTrip through convertible bonds. In addition, MakeMyTrip has granted Ctrip permission to acquire MakeMyTrip shares in the open market, so that combined with shares convertible under the convertible bonds, Ctrip may beneficially own up to 26.6% of MakeMyTrip’s outstanding shares. Upon completion of the investment, Ctrip will acquire the right to appoint a director to the MakeMyTrip board of directors.

The Company will focus on further strengthening its leading market share in the Indian online travel market by offering customers the best mobile booking experience across its full service travel products platform, especially as rising smart-phone penetration is driving an inflection point in India’s online travel opportunity.

Deep Kalra, Founder and Group CEO, MakeMyTrip said “We are delighted to have Ctrip invest in us. Ctrip is the dominant market leader in the online travel market in China. We believe there are many similarities in the Indian and Chinese online travel markets and we expect this strategic relationship between two market leaders to be mutually beneficial.”

Ctrip CEO and Co-Founder, James Liang commented, “Today’s announcement marks the beginning of the strategic relationship between Ctrip and MakeMyTrip. Through this transaction, Ctrip has now gained exposure to India’s fast growing online travel market.”

Morgan Stanley acted as the exclusive financial advisor to MakeMyTrip while Latham & Watkins LLP served as the legal advisor to MakeMyTrip on this transaction.

About MakeMyTrip Limited

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com, www.hoteltravel.com and www.easytobook.com and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 27,500 hotels and guesthouses in India, more than 255,000 hotels outside India, Indian Railways and several major Indian bus operators.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward looking statements include, among other things, statements relating to the Company’s expectations of the closing of the investment, and the impact of the investment by Ctrip. We caution you that reliance on any forward-looking statement involves risks and uncertainties that might cause actual results to differ materially from those expressed or implied by such statements. These and other factors are more fully discussed in the Company’s Annual Report on Form 20-F filed with the SEC and available at http://www.sec.gov. Other than as required by law, the Company does not undertake to update these forward looking statements.

For further information, please contact:

Bill Lennan

MakeMyTrip Limited

Vice President, Investor Relations

+1 (646) 405-1311

bill.lennan@makemytrip.com